FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 17th , 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

#1.–	Other Communications, dated on June, 17th, 2003

ITEM Nº 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF OTHER COMMUNICATIONS

Terra Networks, S.A. has consummated a series of stock purchase agreements pursuant out which it has increased its stake in Onetravel.com, Inc. by approximately 39.6% to 52.05% of the outstanding stock of OneTravel.com, Inc. Such transactions were completed during the second quarter of 2003.

Madrid, June 17th, 2003

José Francisco Mateu Isturiz

Secretary to the Board of Directors of

Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: June 17, 2003	By:	/S/ JOSÉ F. MATEU ISTURIZ

Name: José F. Mateu Isturiz
Title: General Counsel and Secretary of the Board of Directors